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PROCESSED MAR 17 2005 THOMSON FINANCIAL

3/15

05037792

SECURITIE ... MISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB NUMBER:	3235-0123
Expires:	October 31, 2004
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Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) to 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
(No. and Street)

Hauppauge (City) New York (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Dominick Cidoni (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Empire Securities, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Subscribed and sworn to before me this 18th day of February 2005

Notary Public

Gina Marie Accolla
Notary Public, State of New York
No: 01AC6119268
Qualified in Suffolk County
Commission Expires 11-29-2008

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2004

TABLE OF CONTENTS

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (an S-Corporation) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of First Empire Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Co., P.C.

Hauppauge, New York
January 28, 2005

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$ 36,712
Deposits with clearing broker	254,885
Securities owned at market	
Trading	27,001,525
Investment	12,813,983
Other assets	155,433
Property and equipment, net of accumulated depreciation	3,240,881
	$ 43,503,419

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings	$ 500,000
Accounts payable and accrued expenses	1,014,634
Payable to clearing broker, net	36,161,199
	37,675,833

STOCKHOLDER'S EQUITY

Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding	324,156
Additional paid in capital	1,000,000
Retained earnings	4,503,430
	5,827,586
	$ 43,503,419

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 1 - Summary of Significant Accounting Policies

Business Description

The Company is registered with the National Association of Security Dealers (NASD) as a broker-dealer of securities. All security transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The company maintains a nationwide customer base.

Profit and loss arising from securities entered into for the account and risk of the Company, as well as customers' securities transactions, are reported on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

All property and equipment are recorded at cost and are depreciated over their useful lives using the straight line method of depreciation ranging from five to thirty nine years.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. Income tax expense included in the financial statements includes surcharges and taxes on other states the Company operates in.

Note 2 - Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

Cash deposits in bank accounts occasionally exceed the Federal Deposit Insurance Corporation limit of $100,000. The Company has not experienced any losses to date resulting from this policy.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 3 - Deposits With Clearing Brokers

The Company's, clearing broker, BNY Clearing Services, LLC (BNY) merged this year with Pershing, Inc. The agreement between the Company and BNY required that the Company maintain a collateral deposit of $250,000 and the new broker maintains the same requirement. The collateral deposit including interest receivable as of December 31, 2004 is approximately $254,000.

Note 4 - Securities Owned, at Market

Marketable securities owned consist of the following:

	Owned
United States Treasury Bills	$ 24,915,250
Equities	605,224
Certificate of Deposit	394,600
Government Securities	13,615,035
Corporate Bonds and notes	285,399
	$ 39,815,508

Note 5 - Property and Equipment

Property and equipment are comprised as follows:

Office furniture and fixtures	$ 1,176,141
Office equipment	939,158
Leasehold improvements	1,400,755
Transportation equipment	26,040
	3,542,094
Less: accumulated depreciation	301,213
	$ 3,240,881

Total depreciation expense for the year ended December 31, 2004 was $190,585.

Note 6 - Payable to Clearing Broker - net

Payable to clearing broker is for the purchase of securities net of amounts due from the clearing broker from customer transactions.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 7 – Short-Term Borrowings

The Company has a line-of-credit with North Fork Bank with a maximum borrowing of $500,000. This line-of-credit expires June 2005. Interest is payable monthly at the bank's prime rate. The outstanding balance on the line-of-credit was $500,000 at December 31, 2004 and is included in accounts and notes payable and accrued expenses on the balance sheet. Advances under this line-of-credit are secured by liens against the assets of the Company.

Note 8 - Related Party Transactions

The stockholder of First Empire Securities, Inc. is also the stockholder of First Empire CD Management, Inc. These companies share office facilities, personnel, operating costs and a common paymaster. The company entered into a management service agreement whereby it pays First Empire CD Management $50,000 per month. During 2004, this agreement has been temporarily suspended.

Note 9 - Commitments

During 2004, the Company has decided to re-locate and has entered into an agreement to rent office space that will be accounted for as an operating lease. The Company also entered into various lease agreements for office equipment and transportation equipment. Rental expense for the year ended December 31, 2004 was $368,750. Future minimum lease payments required under these operating leases are as follows:

For the year ending December 31, 2005	$	387,238
2006		634,337
2007		752,639
2008		761,877
2009		761,877
	$	3,297,967

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2004, the Company has net capital of $1,726,604, which is $1,625,629 in excess of its required minimum net capital of $100,975 (the greater of $100,000 or 6.67% of $1,514,634 aggregate indebtedness). At December 31, 2004, the Company's net capital ratio is .87 to 1.

Note 11 – 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2004 employer contributions were $108,374.